UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

AMBIT BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X 100

(CUSIP Number of Class of Securities)

Michael A. Martino

President and Chief Executive Officer

Ambit Biosciences Corporation

11080 Roselle St.

San Diego, California 92121

(858) 334-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Thomas A. Coll, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Tel: (858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 28, 2014, Ambit Biosciences Corporation (“Ambit”) and Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Charge Acquisition Corp., a wholly-owned subsidiary of Daiichi Sankyo (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Ambit common stock for (a) $15.00 per share in cash, plus (b) one non-transferrable contingent value right for each share of Ambit common stock, which represents the contractual right to receive up to $4.50 per share upon the achievement of certain commercialization-related milestones. If successful, the Offer will be followed by a merger of Purchaser with and into Ambit (the “Merger”).

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

(i) Form of letter to certain collaborators, vendors and clinical investigators of Ambit first sent on September 29, 2014.

Dear xxxxx:

We issued a press release earlier today announcing that Ambit has entered into an agreement for the company to be acquired by Daiichi Sankyo Co. Ltd. Daiichi Sankyo is a global pharmaceutical company with corporate origins in Japan. They provide innovative products and services in more than 50 countries around the world. Key therapeutic areas for Daiichi Sankyo are oncology and cardiovascular and metabolic diseases. The Daiichi Sankyo oncology portfolio continues to grow and currently includes both small molecules and monoclonal antibodies with novel targets in both solid and hematologic cancers.

We believe Daiichi Sankyo is the ideal organization to take quizartinib to the next stage of development, and ultimately, to achieve our goal of making it available as quickly as possible to help as many AML patients as possible.

Ambit continues as a separate and independent company until the transaction closes, which is expected in the fourth quarter of this year. As we work toward the close of the transaction, we will work with Daiichi Sankyo to plan our integration and will share details with you as we are able. I thank you for your continued support of Ambit as we embark upon the next phase of our development.

Sincerely,

xxxxx

Important Additional Information

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Ambit stock. Daiichi Sankyo has not commenced the tender offer for shares of Ambit stock described in this announcement. Upon commencement of the tender offer, Daiichi Sankyo will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Ambit will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations departments of Ambit at the email addresses included below.

Ambit Biosciences Corporation:

Public Relations Contact:

Marcy Graham

Executive Director, Investor Relations & Corporate Communications

mgraham@ambitbio.com

858-334-2125

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Daiichi Sankyo and Ambit Biosciences; the expected timetable for completing the transaction; strategic and other potential benefits of the transaction; Ambit Biosciences’ product candidates; and any other statements about Daiichi Sankyo or Ambit Biosciences managements’ future expectations, beliefs, goals, plans, or prospects, are forward-looking statements

2.

which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain closing conditions to the transaction will not be satisfied; that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the ability of Daiichi Sankyo to successfully integrate Ambit Biosciences operations and employees; the anticipated benefits of the transaction may not be realized; risks related to drug development and commercialization; and those additional factors discussed in Ambit Biosciences’ most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. These forward looking statements speak only as of the date of this document, and Daiichi Sankyo and Ambit Biosciences undertake no obligation to update or revise any of these statements.

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